02-114 (EG)
Document Control

02057795

NO ACT
P.E 9-9-02
132-02394

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
MARKET REGULATION

September 10, 2002

Act	Regulation M
Section	102
Rule	102
Public Availability	9.10.02

Ignacio Alvarez, Esq.
Pietrantoni, Mendez & Alvarez, LLP
Banco Popular Center, Suite 1901
Hato Rey, PR 00918

Re: Popular High Grade Fixed-Income Fund
TP No.: 02-114

Dear Mr. Alvarez,

In regard to your letter dated September 09, 2002, as supplemented by conversations with the staff, this response is attached to the enclosed photocopy of your letter. By doing so, we avoid having to recite or summarize the facts set forth in your letter. Each defined term in our response has the same meaning as defined in your letter, unless otherwise noted.

Response:

As a consequence of the continuous offering of the Popular High Grade Fixed-Income Fund (the "Fund"), the Fund will be engaged in a distribution subject to Rule 102 of Regulation M. As a result, bids for or purchases of Fund shares by the Fund or an "affiliated purchaser" are prohibited during the "restricted period" specified in Rule 102.[1] The Fund is not eligible for the exceptions contained in paragraphs (b)(2)(i), (b)(2)(ii) or (b)(3) or (d)(4) of Rule 102 referenced in your letter.[2]

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[1] The terms "affiliated purchaser" and "restricted period" are defined in Rule 100 of Regulation M.

[2] See Rule 102(b)(2)(i) (exempting closed-end investment companies making periodic repurchases of their shares pursuant to Rule 23c-3 of the Investment Company Act of 1940), (b)(2)(ii) (exempting periodic tender offers of securities by registered closed-end investment companies that engage in a continuous offering of their securities pursuant to Rule 415 under the Securities Act of 1933, (b)(3) (exempting redemptions by commodity pools or limited partnerships, at a price based on net asset value, which are effected in accordance with the terms and conditions of the instruments governing the securities; provide however, that such securities are not traded on a securities exchange, or through an inter-dealer quotation system or electronic communications network, and (d)(4) (exempting open-end management investment companies).

CF

In considering your exemptive request from Rule 102 of Regulation M, we note especially the following facts:

1. The Fund is a non-diversified, open-end investment company under the Investment Companies Act of Puerto Rico and is registered with the Securities Division of the Office of the Commissioner of Financial Institutions of the Commonwealth of Puerto Rico. Operation of the Fund is subject to the regulation of the Puerto Rico Commissioner.
2. The Fund will be offered and sold exclusively to individuals who have their principal residence in Puerto Rico and entities with their principal office and principal place of business in Puerto Rico and the Fund's Prospectus will so state.
3. The Fund's shares are not transferable, except in special circumstances by operation of law, and may not be generally disposed of, except through weekly redemptions by the Fund.
4. Once the Fund is in operation and the initial subscription period has terminated, all subsequent offers to sell the Fund's shares will be made at a price equal to the next determined net asset value per share (determined as described in your letter), plus a sales charge to be disclosed in the Prospectus and any supplement thereto.
5. All Fund shareholders will receive a Prospectus detailing the procedures associated with the Fund's Redemptions.
6. All redemptions of Fund shares by the Fund will be at a price equal to the net asset value per unit (determined weekly as described in your letter) less a fee to be disclosed in the Prospectus and any supplement thereto,
7. Information about net asset value of the Fund will be available daily from the Fund, the Distributor, and selected dealers. The Fund will publish net asset value per Fund share in a newspaper of general circulation in Puerto Rico at least weekly.

Based upon your representations and the facts presented, but without necessarily concurring in your analysis, the Commission hereby grants the Fund an exemption from Rule 102 of Regulation M to permit the Fund to conduct the daily Redemptions during periodic offerings or a continuous offering of Fund shares as described in your letter subject to the condition that no secondary market for the Fund develops.

The foregoing exemption is based solely on your representations and the facts presented to the staff, and is strictly limited to the application of Rule 102 to the Redemptions. In the event that any material change occurs with respect to any of those facts or representations, the Redemptions should be discontinued, pending presentation of the facts for our consideration.

In addition, your attention is directed to the anti-fraud and anti-manipulation provisions of the federal securities laws, including Sections 9(a)(2) and 10(b) of the Exchange Act and Rule 10b-5 thereunder. Responsibility for compliance with these and any other applicable provisions of the federal securities laws must rest with the Fund. The Division does not express any view with respect to any other questions that the Redemptions may raise, including but not limited to the adequacy of disclosures concerning, and the applicability of any other federal or state laws to, the Redemptions.

For the Commission, by the
Division of Market Regulation,
pursuant to delegated authority,

James A. Brigagaliano

James A. Brigagaliano
Assistant Director

PIETRANTONI MENDEZ & ALVAREZ LLP
BANCO POPULAR CENTER - SUITE 1901
209 MUÑOZ RIVERA AVENUE
SAN JUAN, PUERTO RICO 00918
SWITCHBOARD (787) 274-1212

IGNACIO ALVAREZ
PARTNER
(787) 274-4911

TELECOPIER (787) 274-1470
ELECTRONIC MAIL
IALVAREZ@PMALAW.COM

September 9, 2002

VIA FACSIMILE AND
FEDERAL EXPRESS

Mr. James A. Brigagliano
Assistant Director, Trading Practice
Division of Market Regulation
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington. D-C. 20549

Re: Popular High Grade Fixed-Income Fund, Inc., Application for Exemption from Rule 102 of Regulation M

Dear Mr. Brigagliano:

Popular High Grade Fixed-Income Fund, Inc. (the "Fund") hereby requests that the staff of the Securities and Exchange Commission (the "SEC") grant an exemption from Rule 102 of Regulation M of the Securities Exchange Act of 1934 (the "1934 Act") so that the Fund can redeem its shares of common stock ("Common Stock") periodically from Fund shareholders during a continuous offering of Common Stock, as described more fully below.

The Fund seeks relief pursuant to Rule 102(e) based on: (1) the Fund's similarity to an open-end management investment company ("Open-End Company"), as defined in the Investment Company Act of 1940 (the "1940 Act"), which is exempt from Rule 102 pursuant to paragraph (d)(4) thereof; (2) the Fund's similarity to a registered closed-end company ("Closed-End Company"), as defined in the 1940 Act, that makes periodic repurchases of its shares pursuant to Rule 23c-3 thereunder (a "Rule 23c-3 Company") and, thus is exempt from Rule 102 pursuant to paragraph (b)(2)(i) thereof; (3) the Fund's similarity to a continuously offered Closed-End Company conducting periodic tender offers for its shares, which is exempt from Rule 102 pursuant to paragraph (b)(2)(ii) thereof; and (4) the Fund's similarity to a limited partnership ("Limited Partnership") whose securities are redeemed at prices based on net asset value in accordance with their terms and are not traded on an exchange or electronic network, which is exempt from Rule 102 pursuant to paragraph (b)(3) thereof.[1]

We note that the SEC staff has granted exemptive relief from the prohibitions of Rule 102 and Rule 13e-4 to investment companies that are similar in all material respects to the Fund.[2] In particular, on March 13, 2001, the SEC granted exemptive relief under Rule 102 to the Popular Total Return Fund, Inc. which is similar in all material respects to the Fund except for differences in their investment objective and the fact the Fund provides for weekly instead of daily redemptions. We believe that the same policy considerations that led the staff to grant that relief apply equally here.

I. Background

We have been advised of the following relevant facts by the Fund:

The Fund was organized on August 12, 2002 as a Puerto Rico corporation and is registered with the Securities Division of the

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1 Regulation M became effective March 4,1997. Rules 101 and 102 of Regulation M have replaced Rule 10b-6. To the extent that most authority regarding the prohibitions imposed by Rules 101 and 102 relates to Rule 10b-6, that authority will be cited herein in order to facilitate consideration of this request.

2 *See* Popular Total Return Fund, Inc. (pub. avail. March 13, 2001) (Rule 102 exemptive relief); Puerto Rico Investors Flexible Allocational Fund (pub. avail. June 19, 1999) (Rule 102 and 13e-4 exemptive relief); Popular Balanced IRA Trust Fund (pub. avail. April 29, 1999) (Rule 102 and Rule 13e-4 exemptive relief); Puerto Rico Income and Growth Fund (pub. avail. March 27, 1998) (Rule 102 and 13e-4 exemptive relief); First Puerto Rico Growth and Income Fund, Inc. (pub. avail. November 5, 1997) (Rule 102 and 13e-4 exemptive relief); Merrill Lynch Puerto Rico Tax-Exempt Fund, Inc. (pub. avail. March 13, 1997) (Rule 102 and 13e-4 exemptive relief); and Merrill Lynch Puerto Rico Tax-Exempt Fund, Inc. (pub. avail. August 7, 1995) (Rules 10b-6 and 13e-4 exemptive relief).

Office of the Commissioner of Financial Institutions of the Commonwealth of Puerto Rico (the "Puerto Rico Commissioner") as a non-diversified, open-end investment company under the Investment Companies Act of Puerto Rico, Act No. 6 of October 19, 1954, as amended (the "Puerto Rico Act"). The offering and redemption of the Fund's Common Stock and the operation of the Fund is subject to the regulation of the Puerto Rico Commissioner. The Fund intends to be exempt from registration under (1) the Securities Act of 1933 (the "1933 Act"), in reliance on the intrastate offering exemption provided by Section 3(a)(11) of the 1933 Act and Rule 147 thereunder, and (2) the 1940 Act in reliance on Section 6(a)(1) thereof.

As described more fully below, the Fund's Certificate of Incorporation provides that each holder of Common Stock can require the Fund to redeem the Common Stock at least annually, or more frequently as determined by the Board of Directors (the "Board"). Actually, the Board has adopted a policy whereby the Fund will redeem its Common Stock on a weekly basis.

The primary investment objective of the Fund will be current income that is consistent with the preservation of capital through investment primarily in fixed income securities. Under normal conditions, the Fund's investment adviser will seek to achieve the Fund's investment objective by investing at least 90% of it's assets in fixed income securities that are rated, at the time of purchase, within the highest rating category by one or more nationally recognized statistical rating organizations.

The Fund will normally invest not less than 67% of the Fund's total net assets in the following types of securities of Puerto Rico issuer. ("Puerto Rico Assets"):

1. mortgage-backed securities backed by mortgage loans secured by real property located in Puerto Rico including, but not limited to, securities issued or guaranteed by the Government National Mortgage Association ("GNMA"), the Federal National Mortgage Association ("FNMA") and the Federal Home Loan Mortgage Corporation (the "FHLMC") and other collateralized mortgage obligations backed by Puerto Rico mortgage loans and Puerto Rico mortgage-backed securities;

2. debt securities of corporations, partnerships or other

entities organized under the laws of Puerto Rico which are actively engaged in business in Puerto Rico or debt securities of any such entities organized under the laws of a state or foreign jurisdiction that derive at least 80% of their gross income from Puerto Rico sources ("Puerto Rico Entities");

3. asset-backed securities backed by assets located in Puerto Rico;

4. Non-convertible preferred stock issued by Puerto Rico Entities;

5. repurchase agreements with Puerto Rico Entities;

6. Debt securities issued or guaranteed by the Commonwealth of Puerto Rico or any of it's political sub-divisions, agencies, public corporations or instrumentalities; and

7. such other securities as the Puerto Rico Commissioner may determine by rule, regulation or ruling to constitute Puerto Rico Assets for purposes of the Puerto Rico Act.

The Common Stock of the Fund will be offered exclusively to individuals who have their principal residence in Puerto Rico and entities with their principal office and principal place of business in Puerto Rico ("Puerto Rico Residents") and the Fund's prospectus so states. In addition, the Common Stock will be sold, pledged, hypothecated or otherwise transferred only to Puerto Rico Residents.

III. Distribution Arrangement

Popular Securities, Inc. (the "Distributor") is a broker-dealer registered with the SEC and the National Association of Securities Dealers, Inc., and through its Puerto Rico branch has been appointed by the Board to act as the sole distributor of shares of Common Sock of the Fund. There will be an initial subscription period for the Common Stock of the Fund. At the end of the initial subscription period, i.e., the purchase date, Popular Securities, Inc. may invest initial seed capital of up to $100,000 in Class A shares (as described below) and thereafter, from time to time, redeem its shares at the next determined net asset value (in accordance with the procedures described below in Part III of this exemption request) in amounts equal to subsequent investments by other investors. After the end of the initial subscription period, the Distributor and other securities dealers that have entered into selected dealer agreements with the Distributor, each acting through its branch office in Puerto Rico, will distribute the Common Stock of the Fund in a continuous offering. The Fund will initially offer only one class of Common Stock to the public. It may offer additional classes of Common Stock in the future. The shares will be sold to investors with an initial sales charge of up to 3.75% and will be subject to a distribution fee at an annual rate of 0.20% of the average net assets of shares. Purchases of shares of $1.5 million or more will not be subject to an initial sales charges but will be subject to a contingent deferred sales charge of 1% if redeemed within 24 months after purchase. After the initial distribution period, shares will be sold continuously based on their net asset value next determined after a purchase order is received and becomes effective.[3]

The Fund will determine the net asset value per share of each class of its Common Stock weekly after the close of regular trading on the NYSE (the "trade date") on Wednesday of each week, as well as on the 15th day of each month (only transactions pursuant to the Fund's dividend reinvestment plan or pursuant to it's systematic investment or withdrawal plan will be permitted on the 15th day of the month). If any such day is not a Business Day[4], the Administrator will determine the net asset per share on the next succeeding Business Day. The Fund or the Distributor may suspend the continuous offering of the Fund's Common Stock at any time in response to conditions in the securities markets or otherwise and may thereafter resume such offering from time to time. Information concerning the Fund's net asset value will be published in a newspaper of general circulation in Puerto Rico at least weekly and information concerning such net asset value will be available from

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3 During the continuous offering of shares of Common Stock of the Fund described above, the correction of errors or customer defaults on agreements to purchase shares may result in the Distributor holding such shares. The Distributor will hold these shares until they can be disposed of through redemptions, rather than allocating them to other purchasers.

4 The Fund's Prospectus defines "Business Day" as a day that both the New York Stock Exchange (the "NYSE") is open for trading and banks in the Commonwealth of Puerto Rico are open for business.

the Fund as well as from the Distributor and selected dealers selling the Common Stock.

III. Redemptions

The Fund will not list its shares of Common Stock on an exchange, arrange for over-the-counter trading on the National Association of Securities Dealers, Inc's (the "NASD") NASDAQ system or any other electronic communications network, or arrange for the deposit of the Fund's shares of Common Stock in a depository. No secondary market is expected to exist for the Fund's Common Stock. As a result, pursuant to the Fund's Certificate of Incorporation, the Board has adopted a policy whereby the Fund will accept orders for redemption of any and all shares of the Fund once a week on Wednesday of each week, or, if such day is not a Business Day on the next succeeding Business Day. In order for shares to be redeemed on a particular Business Day, the redemption order must be received by the Fund by the close of regular trading on the NYSE on the redemption date.

The Fund will redeem the Common Stock from shareholders at a price per share equal to the net asset value per share determined after the close of regular trading on the NYSE on the redemption date less any applicable contingent deferred sales charges ("CDSC"). As a general matter, redemption orders are expected to settle on the third Business Day immediately following the trade date. The Fund expects that, because there will be no secondary market for the Fund's Common Stock, periodic redemptions will be the only source of liquidity for holders of the Fund's Common Stock.[5]

IV. Rule 102 Analysis

Subject to certain exceptions, Rule 102 prohibits an issuer engaged in a distribution of securities effected by the issuer or on its behalf from bidding for or purchasing, or inducing others to

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5 In connection with the redemptions described above, the correction of errors relating to shares of Common Stock intended to be redeemed but erroneously treated as not redeemed may result in the Distributor holding Fund shares. Similar to the situation described in the second preceding footnote above, the Distributors will hold these shares of Common Stock until they can be disposed of through redemptions, rather than allocating them to other purchasers.

bid for or purchase, such securities until the issuer has completed its participation in the distribution. Rule 102, like its predecessor trading practices rules, is designed to proscribe certain activities that offering participants could use to manipulate the price of an offered security, and thereby protect the integrity of the offering process.[6]

Rule 102(e) permits the SEC to exempt transactions from that rule "upon written application" or the SEC's own motion. Exemptions previously sought under Rule 10b-6 were granted contingent upon a determination that a transaction did not constitute "a manipulative or deceptive device or contrivance comprehended within the purpose" of the rule.[7] The same analysis applies when evaluating exemptive requests under Rule 102.

The redemptions described above do not constitute a manipulative or deceptive device or contrivance within the purpose of Rule 102 and are eligible for exemption from the provisions of that rule. Thus, the Fund seeks an exemption from the provisions of Rule 102 to permit it to purchase shares of its Common Stock in periodic redemptions during the continuous offering of its Common Stock.

The primary issue in determining whether the Fund's redemptions could constitute a manipulative or deceptive device or contrivance within the purpose of Rule 102 is whether such transactions will result in a secondary market developing for the Fund's Common Stock. The Fund does not believe that a secondary market will develop for its Common Stock. The Fund will not: (1) list the Common Stock on any national securities exchange; (2) trade the Common Stock on any regulated quotation system, such as the NASDAQ system, or any other trading system or electronic communications network; or (3) maintain the Common Stock in a depository. Thus, there is no apparent forum in which a viable market could develop.

In addition, the price at which shares of Common Stock will be

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6 See 1934 Act Release No. 38067 (December 20, 1996). As noted above, effective on March 4, 1997, Rule 10b-6, was repealed and replaces by Rules 101 and 102. In addition, Rules 10b-6A, 10b-7, 10b-8 and 10b-21 (collectively, with Rule 10b-6, the "trading practices rules") were repealed and replaces by Rules 103-105 of Regulation M.

7 Rule 10b-6(j).

offered by the Fund does not promote the development of a secondary market. The price at which the Fund's Common Stock will be offered is not determined at the discretion of the Fund or by the supply and demand for such shares. Instead, these prices will be based on the net asset value of the Common Stock and a pre-determined sales charge that will be disclosed in the Fund's Prospectus.

A. The Fund is Similar to an Open-End Company

The Fund is similar to an Open-End Company in that it will sell its shares at periodic intervals at net asset value computed after the close of regular trading on the NYSE after the purchase orders are received, and it intends to redeem its Common Stock once a week at net asset value also computed after the close of regular trading on the NYSE (less any applicable CDSC). In any event, the Fund will be required to offer net asset value redemptions at least annually (less any applicable CDSC). The rationale for exempting the redeemable securities of Open-End Companies is that the prices at which shares are sold and redeemed will be based on the net asset value of the shares and, thus, the abuses that Rule 102 were intended to prevent are not implicated.

The SEC staff has acknowledged that pricing shares based upon the values of underlying assets is not affected by the terms of a repurchase offer or of a distribution by an investment company.[8] For this reason, sales and repurchases based on net asset value do not implicate the concerns of Rule 102, as evidenced by the express exemption from the rule of redeemable securities issued by Open-End Companies. Thus, we believe that redemptions by the Fund at net asset value (less any applicable CDSC) also will not involve the abuses that Rule 102 is intended to prevent. The policies that underlie the exemption of Open-End Companies from Rule 102 also support an exemption of shares of other investment companies that make periodic repurchases at a price based on net asset value.[9]

B. The Fund is Similar to a Rule 23c-3 Company

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8 Report of the Division of Investment Management of the Commission, Protecting Investors: A Half Century of Investment Company Regulation (May 1992) (the "IM Report") at 454-455 (in the context of discussing a proposed exemption of closed-end investment companies from then Rule 10b-6.)

9 Id. at 454-455.

does not qualify to use this exemption because it is not required to register under the 1940 Act and its shares will not be offered pursuant to Rule 415 under the 1933 Act. However, the Fund's proposed redemption practice is very similar to that of a continuously offered Closed-End Company conducting periodic tender offers for its shares.

D. The Fund is Similar to Limited Partnerships Whose Securities Are Redeemable at Net Asset Value and Not Traded

Paragraph (b)(3) of Rule 102 exempts from that rule redemptions by Limited Partnerships that are effected in accordance with the terms of the instruments governing the securities. These redemptions must be made at prices based on net asset value, and no organized secondary market may exist for such securities. The Fund does not qualify to use this exemption because it is organized as a corporation rather than a limited partnership and its redemptions occurring more frequently than annually are established by Board policy and prospectus disclosure rather than in its Certificate of Incorporation (which requires annual redemptions and expressly permits the Board to authorize more frequent redemptions). Thus, the Fund's proposed redemption practice is quite close to that of Limited Partnerships eligible for the paragraph (b)(3) exemption.

E Rule 102 Analysis-Conclusion

The Fund will be registered as an open-end investment company under the Puerto Rico Act and will redeem its shares of Common Stock at net asset value on a weekly basis (and, in any event, must redeem shares of Common Stock at least once every 12-month period) during the continuous offering of its shares of Common Stock where no secondary market exists or is expected to develop. Thus, we believe that redemptions by the Fund based on net asset value similarly will not involve the abuses that Rule 102 was intended to prevent. Based on the facts and circumstances described above, the Fund respectfully requests that, pursuant to Rule 102(e), the SEC staff grant an exemption from the rule if the Fund accepts periodic redemptions during a continuous offering of the Common Stock.

Rule 23c-3 under the 1940 Act was adopted in 1993 in order to permit Closed-End Companies to make periodic repurchase offers of their shares ("Rule 23c-3 Companies"). In connection with the adoption of Rule 23c-3, the SEC also adopted paragraph (h) of Rule 10b-6, which exempted repurchases of shares effected pursuant to Rule 23c-3 from the prohibitions of Rule 10b-6. This exemption is now in paragraph (b)(2)(i) of Rule 102. Although the Fund will not qualify to use Rule 23c-3 because it is not required to register under the 1940 Act, the Fund is similar to Rule 23c-3 Companies because the Fund intends to redeem its Common Stock daily.[10]

C. The Fund is Similar to Continuously Offered Closed-End Companies Conducting Periodic Tender Offers for their Shares

Paragraph (b)(2)(ii) of Rule 102 exempts from that rule periodic tender offers by Closed-End Companies that engage in a continuous offering of their shares pursuant to Rule 415 under the 1933 Act. These tender offers must be conducted pursuant to Rule 13c-4 under the 1934 Act, must be made at net asset value, and no organized secondary market may exist for such shares.[11] The Fund

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[10] In this connection, we note that in the IM Report the staff recommended that the SEC exempt Closed-End Companies making repurchase offers from Rule 10b-6 because these repurchases do not involve the potential for abuse that the rule is intended to prevent. The staff stated that such repurchases by Closed-End Companies do not involve any potential for artificially conditioning the market for the securities and that the use of net asset value to determine share prices distinguishes investment companies from all other issuers. IM Report at 454-455.

[11] This provision of Regulation M codified a number of exemptions from Rule 10b-6 that the staff had previously granted. See Pilgrim Prime Rate Trust (pub. avail. September 23, 1988); Eaton Vance Prime Rate Reserves (pub. avail- July 20,1989); Van Kampen Merritt Prime Rate Income Trust (pub. avail. September 28, 1999); Merrill Lynch Prime Fund, Inc. (pub. avail. October 31, 1989); Allstate Prime Income Trust (pub. avail. November 21, 1989); Merrill Lynch High Income Municipal Bond Fund, Inc. (pub. avail. October 30,1990); Emerging Markets Growth Fund, Inc. (pub. avail. August, 13, 199 1); Target Income Fund, Inc. (pub. avail. October 8, 1991); New World Investment Fund (pub. avail. June 24, 1993); and Merrill Lynch Municipal Strategy Fund, Inc. (pub. avail. October 18, 1995). Each of these letters concerns a Closed-End Company engaging in a continuous offering of its shares while conducting periodic tender offers in situations where, as here, no secondary market existed or was expected to develop.

Please contact the undersigned at (787) 274-4911 or Antonio Santos of this office at (787) 274-4947 with any questions you may have regarding this matter.

Very truly yours,

Ignacio Alvarez

49066.1